Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS CDN$0.04 CASH DIVIDEND
PAYABLE JUNE 16, 2014

(Calgary, May 13, 2014) - Pengrowth Energy Corporation today announced that its June 16, 2014 cash dividend will be Cdn $0.04 per common share. The ex-dividend date is May 21, 2014. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of May 23, 2014.

The dividend of Cdn $0.04 per common share is equivalent to approximately U.S. $0.037 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.919. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth offers a Dividend Reinvestment Program (DRIP) that provides eligible shareholders in Canada and the United States, with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading price (as calculated pursuant to the DRIP plan). Additional information on the DRIP is available at http://www.pengrowth.com/investors/dividends/drip/.

Notice of Annual General Meeting:

Pengrowth’s 2014 annual meeting of shareholders will be held on June 24, 2014 at 3:00 P.M. Mountain Time at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting are expected to be mailed in late May to shareholders of record as of May 20, 2014.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Fred Kerr
Vice President, Investor Relations
Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com